Exhibit 97

Compensation Policy
Regarding Financial
Restatements

As amended and
restated October 2023

CF Industries Holdings, Inc. Compensation Policy Regarding Financial Restatements
The Compensation and Management Development Committee (the “Committee”) of the Board of Directors (the “Board”) of CF Industries Holdings, Inc. (the “Company”) has adopted this Compensation Policy Regarding Financial Restatements effective as of the Effective Date (as defined below). This Compensation Policy Regarding Financial Restatements, as may be amended or restated from time to time, is referred to herein as the “Policy”.
1.Definitions
For purposes of the Policy, the following definitions apply:
a)“Covered Compensation” means any Incentive-Based Compensation received by a person if such person served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and such Incentive-Based Compensation was received (i) on or after October 2, 2023, (ii) after the person became an Executive Officer and (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association.
b)“Effective Date” means October 17, 2023.
c)“Erroneously Awarded Compensation” means the amount of Covered Compensation received by a person that exceeds the amount of Covered Compensation that otherwise would have been received by the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee shall determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was received by the person, and the Committee shall maintain documentation of such determination and provide such documentation to the NYSE.
d)“Exchange Act” means the Securities Exchange Act of 1934.
e)“Executive Officer” means each officer (as defined in Rule 16a-1(f) under Section 16 of the Exchange Act) of the Company and any other individual identified by the Company as an executive officer pursuant to Item 401(b) of Regulation S-K under the Exchange Act. Both current and former Executive Officers are subject to the Policy in accordance with its terms.
f)“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure derived wholly or in part from such measures, which measure may be a measure that is calculated and presented in accordance with generally accepted accounting principles in the United States or a measure that is a non-GAAP financial measure (as defined in Regulation G under the Exchange Act and in Item 10 of Regulation S-K under the Exchange Act), (ii) stock price or (iii) total shareholder return. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.
g)“Group Company” means the Company or any Subsidiary, as applicable.

h)“Home Country” means the Company’s jurisdiction of incorporation.
i)“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
j)“Lookback Period” means the three completed fiscal years1 immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on if or when restated financial statements reflecting the Restatement are filed.
k) “NYSE” means the New York Stock Exchange.
l)“Received”: Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
m)“Restatement” means a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement). Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements. Recovery of any Erroneously Awarded Compensation under the Policy is not premised on fraud or misconduct by any person in connection with the Restatement.
n)“SEC” means the United States Securities and Exchange Commission.
o)“Subsidiary” means any domestic or foreign corporation, partnership, association, joint stock company, joint venture, trust or unincorporated organization, in each case that is, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with, the Company. The term control (including the terms controlling, controlled by and under common control with) for this purpose means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.
2.Recovery and Forfeiture of Erroneously Awarded Compensation
In the event of a Restatement, any Erroneously Awarded Compensation received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the applicable Group Company in accordance with Section 3 of the Policy. The Committee must pursue (and shall not have the discretion to waive) the forfeiture and/or recovery of
1     In addition to these three completed fiscal years, the Lookback Period would include any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year.

such Erroneously Awarded Compensation in accordance with Section 3 of this Policy, except as provided below.
Notwithstanding the foregoing, the Committee (or, if the Committee is not a committee of the Board responsible for the Company’s executive compensation decisions and composed entirely of independent directors, a majority of the independent directors serving on the Board) may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Committee (or, if applicable, a majority of the independent directors serving on the Board) determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing the Policy would exceed the amount to be recovered (following reasonable attempts by the Company to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the NYSE), (ii) such recovery would violate Home Country law adopted prior to November 28, 2022 (provided that the Company obtains an opinion of Home Country counsel, acceptable to the NYSE, that recovery would result in such a violation and provides such opinion to the NYSE), or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
3.Means of Repayment
In the event that the Committee determines that any person shall repay any Erroneously Awarded Compensation, the Committee shall provide written notice of such repayment obligation to such person by email or certified mail to the physical address on file with the Company for such person; the person shall satisfy such repayment obligation in such manner and on such terms as required by the Committee; and any Group Company shall be entitled to set off the repayment amount against any amount owed to the person by a Group Company, to require the forfeiture of any award granted by any Group Company to the person, or to take any and all necessary actions to reasonably promptly recover the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including, without limitation, Section 409A of the U.S. Internal Revenue Code of 1986, as amended, and the regulations and guidance thereunder. If the Committee does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Company by wire, in cash or by cashier’s check no later than ninety (90) days after receipt of such notice.
4.No Indemnification
No person shall be indemnified, insured or reimbursed by any Group Company in respect of any loss of compensation by such person in accordance with this Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Policy, and no person shall be paid or reimbursed by any Group Company for any premiums paid by such person for any third-party insurance policy covering potential recovery, forfeiture or repayment obligations under this Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements that would amount to de facto indemnification and any other means of providing what would amount to de facto indemnification (for example, providing the person a new cash award that would be cancelled to effect the recovery of any Erroneously Awarded Compensation). In no event shall any Group Company be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.
5.Miscellaneous
The Policy generally will be administered and interpreted by the Committee. Any determination by the Committee with respect to the Policy shall be final, conclusive and binding on all interested parties. Any discretionary determinations of the Committee under the Policy, if any, need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.

The Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the NYSE, including any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend the Policy to the extent necessary for the Policy to comply with such additional or new requirements.
The provisions in the Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of the Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of the Policy shall not affect the validity or enforceability of any other provision of the Policy. Recovery of Erroneously Awarded Compensation under the Policy is not dependent upon the Company or any other Group Company satisfying any conditions in the Policy, including any requirements to provide applicable documentation to the NYSE.
The rights of each Group Company under the Policy to seek forfeiture or repayment are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to any Group Company pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, offer letter, equity award agreement, or other plan or agreement of any Group Company.
6.Amendment and Termination
To the extent permitted by, and in a manner consistent with, applicable law, including SEC rules and NYSE rules and listing standards, the Committee may terminate, suspend or amend the Policy at any time in its discretion.
7.Successors
The Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted or paid to or vested in (or otherwise earned or received by) or administered by such persons or entities.